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                                                                  Exhibit (a)(7)

                                 Press Release

  EA Engineering Acquisition Corporation Commences Tender Offer to Acquire EA
                   Engineering, Science, and Technology, Inc.
                         Contact: Melanie Jensen-Ney
                  Tel - (410) 527-3501  Fax: (410) 771-1812

Baltimore, MD (August 1, 2001) -- EA Engineering Acquisition Corporation announced today that it has commenced a tender offer to purchase all of the outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. (NASDAQ: EACO) for $1.60 per share in cash. The terms and conditions of the offer are set forth in documents filed today with the Securities and Exchange Commission. The tender offer is not contingent upon obtaining financing. The offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on August 30, 2001, unless the offer is extended.

The offer is being made pursuant to the previously announced Agreement and Plan of Merger among EA Engineering, Science, and Technology, Inc., EA Engineering Acquisition Corporation and EA Engineering Holdings, LLC. Following the successful completion of the tender offer, EA Engineering Acquisition Corporation will be merged with and into EA Engineering, Science, and Technology, Inc. and, as a result, EA Engineering, Science, and Technology, Inc. will become a private company.

The Board of Directors of EA Engineering, Science, and Technology, Inc. designated a Special Committee of independent directors to evaluate EA Engineering Acquisition Corporation's offer. The Board of Directors of EA Engineering, Science, and Technology, Inc., based on the unanimous recommendation of the Special Committee, has unanimously approved the transaction and recommended that stockholders tender their shares in the tender offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase, the related Letter of Transmittal and the other tender offer documents, which are being mailed to stockholders of EA Engineering, Science, and Technology, Inc. beginning August 1, 2001. Stockholders are advised to read the tender offer documents because they contain important information. Stockholders may obtain a copy of the tender offer documents for free at the SEC's website at www.sec.gov.

Mellon Investor Services LLC is acting as Information Agent for EA Engineering Acquisition Corporation in the tender offer. Copies of the offering documents may also be obtained by calling Mellon Investor Services LLC at 1-800-413-6134.